SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 8, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated January 8, 2016: Nokia confirms the composition of the Board of Directors and announces the composition of the Board Committees and the new Group Leadership Team

STOCK EXCHANGE RELEASE

January 8, 2016

Nokia confirms the composition of the Board of Directors and announces the composition of the Board Committees and the new Group Leadership Team

Nokia Corporation

Stock Exchange Release

January 8, 2016 at 18:15 (CET +1)

Nokia confirms the composition of the Board of Directors and announces the composition of the Board Committees and the new Group Leadership Team

Espoo, Finland — Nokia today confirms the composition of the Board of Directors and announces the composition of the Board Committees and the new Group Leadership Team following the successful public exchange offer for Alcatel-Lucent securities.

Members of the Board of Directors confirmed and Board Committee members elected

In accordance with the resolutions passed at the Extraordinary General Meeting on December 2, 2015, and following the successful public exchange offer for Alcatel-Lucent securities, Nokia’s Board of Directors consists of ten (10) members. The new members of the Board of Directors are Louis R. Hughes, Jean C. Monty and Olivier Piou. Elizabeth Doherty, who was a member of the Board of Directors until the successful closing of the exchange offer for Alcatel-Lucent securities, has stepped down from the Board of Directors.

As previously announced, Risto Siilasmaa continues as the Chairman of the Board. In the Board of Directors’ assembly meeting, the Board of Directors elected Olivier Piou as Vice Chairman of the Board. The Nokia Board of Directors, for a term ending at the close of the Annual General Meeting in 2016, comprises the following members:

•                  Risto Siilasmaa (Chairman);

•                  Olivier Piou (Vice Chairman);

•                  Vivek Badrinath;

•                  Bruce Brown;

•                  Louis Hughes,

•                  Simon Jiang;

•                  Jouko Karvinen;

•                  Jean Monty;

•                  Elisabeth Nelson; and

•                  Kari Stadigh.

The Board of Directors also elected the members of the Board Committees. Bruce Brown was elected as Chairman and Simon Jiang, Olivier Piou and Kari Stadigh as members of the Personnel Committee. Jouko Karvinen was elected as Chairman and Vivek Badrinath, Louis Hughes, Jean Monty and Elizabeth Nelson as members of the Audit Committee. Risto Siilasmaa was elected as Chairman and Bruce Brown, Jouko Karvinen, Olivier Piou and Kari Stadigh as members of the Corporate Governance and Nomination Committee.

The resumés of the members of the Board of Directors are available at

http://company.nokia.com/en/about-us/corporate-governance/board-of-directors/meet-the-board.

Nokia Group Leadership Team elected

Following the previously announced planned leadership structure and the successful public exchange offer for Alcatel-Lucent securities, Nokia today announced the new composition of its Group Leadership Team, chaired by Rajeev Suri. The Nokia Group Leadership Team comprises the following thirteen (13) members; the President and Chief Executive Officer, five (5) business group leaders and seven (7) unit leaders:

•                  Rajeev Suri, President and Chief Executive Officer;

•                  Samih Elhage, President of Mobile Networks;

•                  Federico Guillén, President of Fixed Networks;

•                  Basil Alwan, President of IP/Optical Networks;

•                  Bhaskar Gorti, President of Applications & Analytics;

•                  Ramzi Haidamus, President of Nokia Technologies;

•                  Timo Ihamuotila, Chief Financial Officer;

•                  Hans-Jürgen Bill, Chief Human Resources Officer;

•                  Kathrin Buvac, Chief Strategy Officer;

•                  Ashish Chowdhary, Chief Customer Operations Officer;

•                  Barry French, Chief Marketing Officer;

•                  Marc Rouanne, Chief Innovation & Operating Officer; and

•                  Maria Varsellona, Chief Legal Officer.

Further information on the members of the Nokia Group Leadership Team is available at

http://company.nokia.com/en/about-us/corporate-governance/nokia-group-leadership-team.

Alcatel-Lucent transaction

As previously announced and following the successful public exchange offer for Alcatel-Lucent securities, Nokia and Alcatel-Lucent are proceeding with their integration plans. The Boards of Directors of Nokia and, after having received a positive recommendation by its Independent Directors Committee, the Board of Directors of Alcatel-Lucent, have unanimously approved two services agreements to implement such integration plans, which were entered into between Nokia and Alcatel-Lucent today.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Registration Statement on Form F-4 (Registration No. 333- 206365) (the “Registration Statement”), the Schedule TO, the Solicitation / Recommendation Statement on Schedule 14D-9 filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (the “AMF”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The tender offer is being made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal